

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 16, 2008

Mr. Luke H. Paladino – Trust Officer
Kiewit Royalty Trust
U.S. Bank National Association – Trust Division
1700 Farnam Street
Omaha, Nebraska 68102

> **Re: Kiewit Royalty Trust**
> **Item 4.01 Form 8-K**
> **Filed December 9, 2008**
> **Form 10-Q for Quarter Ended September 30, 2008**
> **File November 17, 2008**
> **File No. 000-10810**

Dear Mr. Paladino:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed December 9, 2008

Item 4.01 Changes in Registrant's Certifying Accountant

Exhibit 16.1 – Letter From KPMG, LLP dated December 9, 2008

1.   We note your former accountant KPMG, LLP's disclosure stating that it is not in the position to agree or disagree with your statements made in the first sentence of

the first paragraph of your Form 8-K. Please ask your former accountant to tell us the specific part(s) of your statements with which it is not in the position to agree or disagree.

Form 10-Q for the Quarter Ended September 30, 2008

Controls and Procedures, page 5

2.   We note your disclosure regarding the existence of a material weakness in your internal control over financial reporting related to cash receipt cutoff, which was identified in the quarter ended June 30, 2008.

Notwithstanding the fact that the material weakness was first identified in the quarter ended June 30, 2008, please tell us when this material weakness first existed or occurred. Describe the extent of any impact on your prior annual or interim period financial statements.

Additionally, provide a more detailed description of your remediation plan, including the specific actions or steps you have taken or plan to take to remediate your material weakness, and your expected timing of completion.

Finally, to the extent you made any significant improvements to your internal control over financial reporting, explain the basis for your current disclosure which states that there was no significant change in your internal control over financial reporting during the quarter ended June 30, 2008 or September 30, 2008 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

        Sincerely,

        Karl Hiller
        Branch Chief